     Exhibit 99.7

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com

Total Farms into New Deep Offshore License in Nigeria

Paris, March 12, 2008 - Total today announces that it has signed an agreement with Nigeria’s Conoil Producing Limited to farm into the deep offshore OPL 257 license with a 40% interest. Conoil remains the operator with a 50% interest, and a local company holds the remaining 10%.
The Nigerian government has approved this transaction.
Covering an area of 372 square kilometres, OPL 257 is located some 150 kilometres offshore, in water depths ranging from 1,600 to 1,800 metres. It lies south of OML 130, where the Akpo and Egina fields, operated by Total, are situated, and north of the Joint Development Zone administered by Nigeria and Saõ Tomé and Principe.
Total will be the technical advisor. Conoil started its activity in 1984 and currently operates six licenses in the Niger Delta. The partners of OPL 257 will jointly conduct further exploration, appraisal and development works of any commercial discovery.
No wells have yet been drilled in the license. The work commitment for the first exploration period, which ends in 2011, comprises the acquisition and processing of 400 square kilometres of 3D seismic and the drilling of two exploration wells. In the second exploration period, which will be for a duration of five years, the work commitments cover the acquisition of a further 100 square kilometres of 3D seismic and the drilling of five exploration and/or appraisal wells.
Total E&P Nigeria:
Total has been operating in Nigeria for 50 years. Developing the country’s deep offshore resources is one of the Group’s main growth drivers in Africa, particularly the Akpo field in OML 130, which Total operates. Akpo should come on stream during winter 2008-2009 and reach a production plateau of 225,000 barrels of oil equivalent per day. Development studies are ongoing for Egina, also located in OML 130.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total’s offshore operated production in Nigeria comes currently from the OML 99, 100 and 102 blocks as part of a joint venture with NNPC. The main fields are Amenam, Ofon and Odudu area fields.
In addition, Total also has a significant equity production in Nigeria from its participations in non-operated ventures, particularly SPDC JV (10% Total, onshore and shallow offshore) and SNEPCO JV (12.5%, deep offshore, Bonga field), as well as in Nigeria LNG (15%).
Total is committed to the use of local content in its activities, following the example of the programme that will be implemented for the recently launched Usan project. The Group continues to develop the expertise of Nigerian companies in deep-offshore project-related work. This is particularly the case in the Niger Delta region, from which more than half of Total’s Nigerian employees come and where the majority of the Group’s operations in the country are located.
The development of Total’s presence in Nigeria, combined with growing production volumes in Angola and the Republic of Congo should enable Total to strengthen its leading position amongst oil majors in Africa.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com